SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 13, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 10, 2006

TAM reaches 51.1% domestic and 58.2%
international market share

São Paulo, November 10, 2006 - TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, announces operating data for October 2006, as disclosed by the National Civil Aviation Agency (ANAC) today. According to the ANAC, TAM registered a 28.1% growth in domestic RPK (demand) compared to the same period last year, and a 26.1% increase in domestic ASK (supply). In October, market demand increased by 5.0% and market supply increased by 6.0% . In the international market, TAM registered a 34.5% growth in RPK and 43.7% in ASK, compared to October 2005.

TAM´s domestic load factor was 71.8%, representing 1.1 p.p. growth compared to October 2005 and higher than the 70.7% market average. Regarding the international load factor, TAM reached 74.9%, higher than the market average 70.6% .

TAM registered a domestic market share (RPK) of 51.1%, a 9.2 p.p. growth compared to the same period in 2005. Regarding the international market, the company reached a market share of 58.2%, representing a 38.0 p.p. growth year on year.

The total scheduled yield (domestic and international) in October increased compared to the same period in 2005.

Find below the operating data for October.

Operating data	Oct-2006	Oct-2005	Var. %

Domestic Market
ASK (millions) - Supply	2,437	1,932	26.1%
RPK (millions) - Demand	1,748	1,364	28.1%
Load Factor	71.8%	70.6%	1.1 p.p.
Market share	51.1%	41.9%	9.2 p.p.

International Market
ASK (millions) - Supply	773	538	43.7%
RPK (millions) - Demand	579	430	34.5%
Load Factor	74.9%	80.0%	(5.1) p.p.
Market share	58.2%	20.1%	38.0 p.p.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.1% domestic market share and 58.2% international market share at the end of October 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

Provision on future information:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.